UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y 103

(CUSIP Number)

John R. May

c/o CORE Industrial Partners Fund I GP, LLC

110 N Wacker Drive, Suite 2200

Chicago, IL 60606

(312) 566-4880

Copy to:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,168,894(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,168,894(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,894(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 235,875 unvested shares of Class A Common Stock of the Issuer, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person that are subject to forfeiture (the “Earnout Shares”). The Earnout Shares will vest in three equal tranches, with each tranche vesting at each of the following share price thresholds: $12.00, $15.00 and $20.00. The achievement of the price threshold will be determined based on a volume-weighted average price (“VWAP”) of the Class A Common Stock for 20 trading days within any 30 trading day period or a change of control transaction of the Issuer that implies the same per share value as the applicable price threshold. The earnout period will be five years from the date of the closing of the transactions contemplated by the Business Combination Agreement, dated as of July 15, 2021 and amended on November 16, 2021, by and among the Issuer, Fathom Holdco, LLC, certain of the Reporting Persons and the other parties thereto, or December 23, 2026. If such vesting requirements are not achieved during the five-year earnout period, the Earnout Shares will be forfeited.
(2)	Power is exercised through the Reporting Person’s general partner, CORE Industrial Partners GP I, LLC (“CORE Fund I GP”) and its sole managing member, John R. May.
(3)	The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer) as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”) and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I Parallel, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,007(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,007(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 83,441 Earnout Shares owned by the Reporting Person.
(2)	Power is exercised through the Reporting Person’s general partner, CORE Fund I GP and its sole managing member, John R. May.
(3)	The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS CORE Industrial Fund Partners GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)	Reporting Person holds power over shares owned by the CORE Funds. Power is exercised through the Reporting Person’s sole managing member, John R. May.
(3)	The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS John R. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)	John R. May is the sole managing member of CORE Fund I GP, and in that capacity may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by CORE Fund I GP. CORE Fund I GP holds power over shares held by the CORE Funds.
(3)	The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2021, as amended by Amendment No. 1 filed with the SEC on April 10, 2023 (as amended, the “Existing Schedule”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Fathom Digital Manufacturing Corporation, a Delaware Corporation (the “Company” or the “Issuer”). Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Statement is hereby supplemented to include the following information:

The Reporting Persons have not obtained any financing commitments or agreed to any financing terms regarding the transactions contemplated by the Proposal (as defined below). The Reporting Persons are also open to considering the possibility of certain of the Issuer’s significant stockholders rolling over a portion of their current investment in the Issuer and may engage with such stockholders regarding this possibility. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation of definitive documentation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby amended and supplemented to include the following information:

The Proposal

On November 22, 2023, CORE Industrial Partners, LLC (“CORE”), on behalf of itself and its affiliated investment vehicles, determined to pursue a transaction to take the Issuer private and submit a non-binding proposal with respect to such a transaction to a special committee of the board of directors of the Issuer (the “Board”) comprised of non-management directors that are independent of the CORE Funds (as defined below), the Reporting Persons and their respective affiliates (the “Special Committee”). Accordingly, on November 22, 2023, CORE, on behalf of itself and its affiliated investment vehicles, delivered to the Special Committee a letter (the “Proposal Letter”) setting forth a non-binding proposal to acquire all of the outstanding shares of capital stock of the Issuer that are not owned by the CORE Funds for cash consideration of $4.50 per share (the “Proposal”).

CORE expects that the Special Committee will consider the Proposal in consultation with independent financial and legal advisors and make a recommendation to the Board with respect to the transaction contemplated by the Proposal. The CORE Funds expect any transaction to be subject to the express approval and affirmative recommendation of the Special Committee.

The Proposal Letter provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement.

While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal; engaging advisors;

communicating with the Issuer, its subsidiaries and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals and financing sources) and any potential co-investors; taking actions regarding prospective debt and/or equity financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. CORE reserves the right to modify or withdraw the Proposal at any time and to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, and to modify or withdraw any such plan or proposal at any time. In the event the transaction contemplated by the Proposal is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of this Statement.

The foregoing summary of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, a copy of which is attached to this Statement as Exhibit 8 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.	CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”) is the direct beneficial owner of 3,168,894 shares of Class A Common Stock, which constitutes 46.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”)).

2.	CORE Industrial Partners Fund I Parallel, LP, a Delaware limited partnership (“Core Parallel Fund I” and, together with CORE Fund I, the “CORE Funds”) is the direct beneficial owner of 1,121,007 shares of Class A Common Stock, which constitutes 16.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

3.	As a result of its role as the general partner of each of the CORE Funds, CORE Industrial Fund Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”) is the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

4.	As a result of his role as the sole managing member of CORE Fund I GP, John R. May, a natural person residing in the State of Florida and a citizen of the United States of America, may be deemed the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

(b)	The CORE Funds, CORE Fund I GP and John R. May are each individually referred to as a “Reporting Person” and collectively, as the “Reporting Persons.” The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

CORE Fund I has shared voting power and shared dispositive power with respect to 3,168,894 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

2.	CORE Parallel Fund I has shared voting power and shared dispositive power with respect to 1,121,007 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

3.	CORE Fund I GP has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

4.	John R. May has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

(c)	There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Class A Common Stock being reported on this Schedule 13D.

(d)	None.

(e)	Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Statement is hereby amended and restated to add the following exhibit:

Exhibit No.	Description

1	Business Combination Agreement, dated July 15, 2021 (incorporated by reference to Annex C of the Issuer’s 424B3, filed on December 3, 2021).

2	Amendment No. 1 to the Business Combination Agreement, dated November 16, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 16, 2021).

3	Investor Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

4	Registration Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

5	OpCo Operating Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

6	Amended and Restated Tax Receivable Agreement, dated April 4, 2023 (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on April 7, 2023).

7	Joint Filing Agreement, dated January 3, 2022 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Original Statement filed on January 3, 2021).

8	Proposal Letter, dated November 22, 2023, from CORE to the Special Committee.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS FUND I PARALELL, LP

By:	CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

JOHN R. MAY

/s/ John R. May
Name:	John R. May, Individually